UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

ASBURY AUTOMOTIVE GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

043436104

(CUSIP Number)

David Abrams

c/o Abrams Capital Management, L.P.

222 Berkeley Street, 21st Floor

Boston, MA 02116

(617) 646-6100

with a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

(617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043436104	13D	Page 2 of 7

1	Names of Reporting Persons Abrams Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,085,091
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,085,091
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,091
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person OO (Limited Liability Company)

* Percentage calculations are based on the number of shares of Common Stock outstanding as of February 27, 2018, as reported in the Issuer’s definitive proxy statement dated March 14, 2018.

CUSIP No. 043436104	13D	Page 3 of 7

1	Names of Reporting Persons Abrams Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,085,091
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,085,091

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,091
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person OO (Limited Partnership)

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 27, 2018, as reported in the Issuer’s definitive proxy statement dated March 14, 2018.

CUSIP No. 043436104	13D	Page 4 of 7

1	Names of Reporting Persons David Abrams
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,085,091
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,085,091
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,091
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person IN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 27, 2018, as reported in the Issuer’s definitive proxy statement dated March 14, 2018.

CUSIP No. 043436104	13D	Page 5 of 7

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Asbury Automotive Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2905 Premiere Parkway, NW, Suite 300, Duluth, Georgia.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of (i) Abrams Capital Management, LLC (“Abrams CM LLC”), (ii) Abrams Capital Management, L.P. (“Abrams CM LP”) and (iii) David Abrams (together with each of the foregoing, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is c/o Abrams Capital Management, L.P., 222 Berkeley Street, 21st Floor, Boston, Massachusetts 02116.

(c) Abrams CM LP provides investment management services to the Abrams CM LP Accounts (as defined in Item 5 below). Abrams CM LLC serves as general partner of Abrams CM LP. Mr. Abrams is the managing member of Abrams CM LLC.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

The 1,085,091 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were purchased in open market transactions for an aggregate $59,959,208.37, using working capital of the Abrams CM LP Accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their respective shares of Common Stock for investment purposes only. The Reporting Persons previously reported their beneficial ownership of Common Stock in a statement on Schedule 13G filed on February 14, 2018. Neither the filing of this Schedule 13D nor anything contained herein shall be deemed an admission that the Reporting Persons are (1) required to file this Schedule 13D pursuant to Rule 13d-1(e) or subject to the restrictions contained therein or (2) no longer eligible to file a Schedule 13G with respect to the Issuer pursuant to Rule 13d-1(b) or otherwise.

The Reporting Persons are aware of the Form 8-K filing made by the Issuer on February 27, 2018 pursuant to which it was disclosed that Scott Thompson resigned from the Issuer’s board of directors (the “Board”) as a result of the Board’s failure to include him on the recommended slate of directors for 2018. Due to Mr. Thompson’s resignation and the circumstance surrounding it, the Reporting Persons are concerned about the governance of the Issuer and intend to discuss such concerns with other shareholders, directors, and management of the Issuer as well as other interested parties. Furthermore, the Reporting Persons may take certain other actions, including, without limitation, proposing the nomination of candidates for election to the Board, soliciting proxies, and/or proposing or taking one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons expect to consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in, and intentions with respect to, the Issuer. The Reporting Persons have engaged and expect in the future to engage in discussions with management and members of the Board or other representatives of the Issuer concerning the Reporting Persons’ investment in the Issuer, including with respect to management and board succession and planning as well as strategic alternatives or other transactions involving the Issuer. The Reporting Persons may also engage in discussions with management and members of the Board or other representatives of the Issuer concerning the business and strategic direction of the Issuer and with respect to opportunities to enhance shareholder value. The Reporting Persons may in the future engage in discussions with other shareholders of the Issuer to discuss matters of mutual interest, which may include discussions regarding the strategic direction of the Issuer, management and board succession and planning as well as opportunities to enhance shareholder value.

CUSIP No. 00790R104	13D	Page 6 of 7

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they deem appropriate to maximize the value of their investment. Subject to market conditions, valuations, and regulatory and any other approvals, the Reporting Persons may in the future acquire additional shares of the Issuer in open market transactions, privately negotiated transactions or otherwise or may determine to dispose of some or all of the shares of the Issuer held by the Reporting Persons. There can be no assurance as to when, over what period of time, or to what extent they may decide to increase or decrease their ownership interest in the Issuer. The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including but not limited to the attitude of the Issuer’s board of directors, management and other shareholders), the general business and future prospects of the Issuer, or otherwise.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages. The percentages reported herein are calculated based upon the statement in the Issuer’s definitive proxy statement, as filed with the SEC on March 14, 2018 that there were 20,913,251 shares of Common Stock of the Issuer outstanding as of February 27, 2018.

Shares reported herein for Abrams CM LP and Abrams CM LLC represent shares owned by private investment vehicles for which Abrams CM LP serves as investment manager (collectively, the “Abrams CM LP Accounts”). Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams CM LLC. Mr. Abrams is the managing member of Abrams CM LLC.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement filed by the Reporting Persons with the Securities and Exchange Commission on March 14, 2018.

CUSIP No. 043436104	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2018

ABRAMS CAPITAL MANAGEMENT, LLC

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.

By:	Abrams Capital Management, LLC Its general partner

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

DAVID ABRAMS

By:	/s/ David Abrams
Name: David Abrams
Title: Individually